August 5, 2011

VIA EDGAR CORRESPONDENCE

Mr. Larry Spirgel,

       Assistant Director,

     Securities and Exchange Commission,

    Division of Corporation Finance,

    Mail Stop 3720,

           100 F. Street, N.E.,

       Washington, D.C. 20549-0306.

Re:	Madison Square Garden, Inc.

  Form 10-K for the fiscal year ended December 31, 2010

  Filed March 4, 2011

  File No. 001-34434

Dear Mr. Spirgel:

We are in receipt of your letter dated July 19, 2011 (the “Comment Letter”) with respect to The Madison Square Garden Company’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 4, 2011 (the “Form 10-K”) and the Amendment No. 1 to the Annual Report on Form 10-K filed on April 1, 2011 (the “Form 10-K/A). This letter sets forth MSG’s responses to the staff’s comments contained in the Comment Letter.

The Company wishes to express its appreciation for the Staff’s effort in reviewing the Company’s filings. As noted below, the Staff’s comments have led to the identification of two errors in those filings which might otherwise not have been recognized. The Company will promptly file appropriate amendments to correct these errors.

We have repeated the staff’s comments below to facilitate your review.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 83

1.

Item 308(a)(3) of Regulation S-K requires an assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether the internal controls over financial reporting are effective. It appears from the third paragraph on

THE MADISON SQUARE GARDEN COMPANY

TWO PENNSYLVANIA PLAZA, NEW YORK, NY 10121-0091

TEL 212.465.6500

Mr. Larry Spirgel

Securities and Exchange Commission

page 84 that management conducted an assessment of the effectiveness of internal controls but you have not disclosed management’s determination of whether they were effective. Please advise and amend accordingly. Further, please advise whether your omission of management’s determination would mean that you should suspend sales under currently effective Form S-8s and are ineligible to use Form S-3, Form S-8, and Rule 144. Please refer to CD&I 115.02 which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: The Company has determined that the following sentence was inadvertently omitted from the final Form 10-K:

“Based on our evaluation under the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, management concluded that our internal control over financial reporting was effective as of December 31, 2010.”

The Company intends to file promptly an amendment to its Form 10-K to insert the omitted sentence at the end of the third paragraph of the section captioned “Management’s Annual Report on Internal Control Over Financial Reporting” (on pages 83-84 of the Form 10-K.)

The Company believes that, in the context of the overall disclosure in the Form 10-K, this omission should not render the Form 10-K materially deficient. The text that was included in this section of the Form 10-K made clear that management of the Company did conduct an assessment of the effectiveness of the Company’s internal control over financial reporting based upon the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. It also disclosed that the effectiveness of the Company’s internal control over financial reporting had been audited by KPMG LLP and referred to KPMG’s report which was included in the Form 10-K. That report, which is set forth on pages F-1 and F-2 of the Form 10-K, states in relevant part that, in the opinion of KPMG, “Madison Square Garden, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by COSO.”

In addition, the Form 10-K certifications of the Company’s President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer stated that they had “designed the Company’s internal control over financial reporting, or caused such internal control over financial reporting to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.”

Without minimizing the appropriateness of promptly adding the omitted sentence, the Company believes that, based upon the foregoing disclosures to the Form 10-K,

Mr. Larry Spirgel

Securities and Exchange Commission

reasonable users of the Company’s Form 10-K would have believed that the required assessment had been completed and that the internal controls were deemed to be effective. In that regard, the Company notes for the information of the staff that it has not received any inquiry from analysts, investors, stockholders or others concerning the omitted sentence. The Company believes that it would have had inquiries from one or more of those constituencies if users of the Form 10-K believed that management had not reached a favorable conclusion on the effectiveness of internal controls.

We have reviewed CDI 115.02, which was referenced in the Staff’s letter. We note that the response to the question presented in that CDI states the Division’s view that the failure to provide the management report required by Item 308T of Regulation S-K renders the annual report materially deficient and further states: “As a result, if management did not complete the evaluation and provide the report as required by Item 308T(a), the Company would not be timely or current in its Exchange Act reporting.” The Company believes that its situation is different from the facts underlying CDI 115.02 in that the disclosure in the Company’s Form 10-K made clear that the required assessment did take place. For the reasons set forth above, the Company also believes that reasonable users of the Form 10-K would have concluded, in light of the other disclosures provided on this topic, that management had concluded that its internal controls were effective.

Form 10-K/A filed on April 1, 2011

Item 11. Executive Compensation, page 12

Annual Cash Incentives, page 16

2.

We note from the third paragraph on page 16 that you paid out annual cash incentive awards to your named executive officers based on the 2010 adjusted operating cash flow exceeding the 2009 AOCF. Given that your 2010 and 2009 AOCF are disclosed in your 10-K, please disclose your performance targets and your achievement of these performance targets. Further, also explain in more detail the individual performances upon which you paid the annual cash incentive awards. We also note you use similar metrics for the restricted stock unit grants that are discussed in the fifth paragraph on page 17.

Response: As described in its Form 10-K/A, the Company uses the adjusted operating cash flow (“AOCF”) of its business units as a performance metric for determining whether its named executive officers are entitled to annual cash bonuses and whether its named executive officers vest in their restricted stock unit grants. AOCF of the business units is based upon the AOCF of the Company’s reportable segments (as set forth in our financials), less the cost of the Company’s LTIP program that is included as an expense of the Company’s segments. As described in the Form 10-K/A, the compensation committee of the Company’s board of directors certified that the performance targets for both the RSU grant and the annual cash bonus were achieved. The Company proposes to

Mr. Larry Spirgel

Securities and Exchange Commission

file an amendment to its Form 10-K/A to disclose the performance target amounts and the level of business unit AOCF actually achieved.

When applying negative discretion under the Company’s CIP, the compensation committee reduced the annual cash bonuses payable to Messrs. Pollichino and Burian to amounts that were higher than they otherwise would have been if they had been reduced on the same basis as the annual bonuses of the other NEOs (as discussed on page 16). This treatment of the cash bonuses of Messrs. Pollichino and Burian was based upon senior management’s recommendation that the personal performance of Messrs. Pollichino and Burian warranted a smaller discretionary reduction because of the extraordinary efforts and achievements of those individuals during 2010 in causing the Company’s finance and legal functions, respectively, to undertake the changes necessitated as a result of the Company becoming a public reporting company. The Company is filing an amendment to its Form 10-K to revise the relevant disclosure by providing this additional detail.

Summary Compensation Table, page 31

3.	Please disclose whether the stock and option awards were computed in accordance with FASB ASC Topic 718. Please refer to Items 402(c)(2)(v) and (vi) of Regulation S-K.

Response: Following receipt of the Staff’s comment, the Company reviewed the computation methodology used in the valuation of equity grants disclosed in its Form 10-K/A. As a result of that review, the Company has determined that the values of such awards were properly computed under FASB ASC Topic 718 in the Company’s audited financial statements in its Form 10-K and for all equity awards disclosed in its Form 10-K/A other than for the valuation of the restricted stock and restricted stock unit awards to NEOs granted in March 2010 as set forth in the Summary Compensation and Grants of Plan-Based Awards tables. As to those March grants, the Company has determined that the amounts disclosed in the Form 10-K/A were based upon a 20-day trailing average stock price ($20.05) rather than the grant date fair market value as required by FASB ASC Topic 718 ($21.90). The mistake in using the 20-day trailing average derived from the fact that the compensation committee of the Company’s board of directors used a 20-day trailing average for purposes of determining the number of 2010 restricted stock and RSU awards to grant to the Company’s executives. As noted above, the Company’s financial statements were prepared appropriately using the grant date fair value in accordance with FASB ASC Topic 718. The Company is filing an amendment to its Form 10-K to set forth the valuations based on grant date fair value as determined in accordance with FASB ASC Topic 718. These changes appear in the Summary Compensation Table (including footnotes 3 and 8 to that table) and the Grant of Plan-Based Awards table.

*        *        *         *        *        *

In responding to the Comment Letter, the Company acknowledges that:

Mr. Larry Spirgel

Securities and Exchange Commission

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call the undersigned at (212) 465-6300.

Very truly yours,

/s/ Robert M. Pollichino

Robert M. Pollichino
Executive Vice President and Chief Financial Officer

cc:	Joe Cascarano

Bob Littlepage

Ajay Koduri

(Securities and Exchange Commission)

John P. Mead

(Sullivan & Cromwell LLP)